UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Zhongpin Inc.

(Name of the Issuer)

Zhongpin Inc. Jinqiao Investments Limited Golden Bridge Holdings Limited Golden Bridge Merger Sub China Wealth Growth Fund I. L.P.	Xianfu Zhu Baoke Ben Chaoyang Liu

(Names of Persons Filing Statement)

Common Stock, par value US$0.001 per share
(Title of Class of Securities)

98952K107
(CUSIP Number)

Zhongpin Inc. No. 21 Changshe Road, City of Changge, Henan Province, People’s Republic of China Attention: Wei Sun Telephone: (86 10) 8455-4188	Xianfu Zhu Baoke Ben Chaoyang Liu c/o Zhongpin Inc. No. 21 Changshe Road, City of Changge, Henan Province, People’s Republic of China Attention: Wei Sun Telephone: (86 10) 8455-4188	China Wealth Growth Fund I L.P. c/o Intertrust Corporate Services (Cayman) Limited 87 Mary Street, George Town Grand Cayman KY 1-9005 Attention: Dan Li Telephone: (86 10) 8532-5935

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Gregory Puff, Esq. Akin Gump Strauss Hauer & Feld LLP Unit 05-07, 36th Floor, Edinburgh Tower, The Landmark 15 Queen's Road Central, Hong Kong Fax: (852) 3694-3001	Peter Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2, No.1, Jian Guo Men Wai Avenue, Beijing 100004 China Fax: (86 10) 6535-5577	David J. Roberts O’Melveny & Myers LLP Yin Tai Centre, Office Tower, 37th Floor No. 2 Jian Guo Men Wai Avenue Beijing 100022 China Fax: (8610) 6563-4201

This statement is filed in connection with (check the appropriate box):

a	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$372,158,686.50	$50,762.44

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $13.50 per share merger consideration for 27,521,839 outstanding shares of the issuer subject to the transaction, plus (b) the product of 787,000 shares issuable pursuant to the Company options multiplied by $0.78 (which is the difference between $13.50 per share merger consideration and the weighted average exercise price of $12.72 per share ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,000.00

Form or Registration No.: Schedule 14A - Preliminary Proxy Statement

Filing Party: Zhongpin Inc.

Date Filed: March 15, 2013

INTRODUCTION

This Amendment No.5 (this “Final Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Zhongpin Inc., a Delaware corporation (the “Company”), the issuer of the shares of common stock, par value US$0.001 per share (each, a “Share” and collectively, the “Shares”), that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Jinqiao Investments Limited, a British Virgin Islands company (“Holdco”); (c) Golden Bridge Holdings Limited, a Cayman Islands company and a wholly owned subsidiary of Holdco (“Parent”); (d) Golden Bridge Merger Sub, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Mr. Xianfu Zhu, the chairman and chief executive officer of the Company; (f) Mr. Baoke Ben, the executive vice president and a director of the Company; (g) Mr. Chaoyang Liu, vice president of operations of the Company; and (h) China Wealth Growth Fund I L.P., a Cayman Islands partnership (“China Wealth”).

This Schedule 13E-3 relates to the amended and restated agreement and plan of merger dated February 8, 2013 by and among Parent, Merger Sub, the Company and Mr. Xianfu Zhu (solely for the purpose of Section 6.15 thereof) (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by Mr. Xianfu Zhu, China Wealth Growth Fund I L.P. and certain other rollover investors.

This Final Amendment is being filed pursuant to Rule 13E-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

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All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On June 27, 2013, at 10:00 a.m. (local time), a special meeting of the stockholders of the Company was held at 21 Changshe Road, Changge City, Henan Province, People’s Republic of China 461500. At the special meeting, the Company’s stockholders voted to adopt the Merger Agreement.

On June 27, 2013, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective (the “Effective Time”). Upon the Merger, each outstanding Share was converted into the right to receive $13.50 per share in cash, without interest (the “Per Share Merger Consideration”), excluding (a) shares of common stock owned by the Company as treasury stock and shares owned by Parent or Merger Sub, including shares contributed to Parent by Mr. Xianfu Zhu, Mr. Baoke Ben, Mr. Chaoyang Liu, Mr. Qinghe Wang, Mr. Shuichi Si and Ms. Juanjuan Wang, all of which shares of common stock have been cancelled without the right to receive any consideration thereon, and (b) shares of common stock owned by stockholders who have exercised, perfected and not withdrawn a demand for or lost the right to, appraisal rights under the Delaware General Corporation Law (“DGCL”), which shares of common stock have been cancelled and have entitled the former holders thereof to receive the appraised value thereon in accordance with such holder’s appraisal rights under the DGCL (collectively, the “Excluded Shares”). In addition, at the Effective Time, each outstanding stock option (whether vested or unvested) was cancelled and converted into the right to receive a cash payment equal to the excess of, if any, the Per Share Merger Consideration over the exercise price per share of such stock option, without interest and less required withholding taxes.

Upon the Effective Time of the Merger, the Company became a wholly owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Shares ceased to trade on the NASDAQ Stock Market (“NASDAQ”) prior to the opening of trading on June 27, 2013 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. NASDAQ has filed an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Shares under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

Item 16 Exhibits

(a)-(1) Proxy Statement of the Company dated May 28, 2013, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 28, 2013 (the “Proxy Statement”).

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated March 27, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on March 27, 2012.

(a)-(5) Press Release issued by the Company, dated April 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on April 13, 2012.

(a)-(6) Press Release issued by the Company, dated May 10, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on May 10, 2012.

(a)-(7) Press Release issued by the Company, dated November 26, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on November 26, 2012.

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(a)-(8) Press Release issued by the Company, dated January 14, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on January 14, 2013.

(a)-(9) Press Release issued by the Company, dated February 8, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on February 8, 2013.

(a)-(10) Press Release issued by the Company, dated June 27, 2013, incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K furnished by the Company to the SEC on June 28, 2013.

(a)-(11) Press Release issued by the Company, dated June 27, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on June 28, 2013.

(b)-(1) Facility agreement, dated as of November 26, 2012, by and among Parent and China Development Bank Corporation Hong Kong Branch, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on December 6, 2012.

(b)-(2) Commitment Letter, dated November 26, 2012, by China Wealth Growth Fund I L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC on December 6, 2012.

(c)-(1) Opinion of Cowen and Company (Asia) Limited, dated February 8, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)* Discussion Materials prepared by Cowen and Company (Asia) Limited for discussion with the special committee, dated February 8, 2013.

(c)-(3) Opinion of Duff & Phelps, LLC, dated February 8, 2013, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(4)* Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee, dated February 8, 2013.

(c)-(5)* Preliminary valuation analysis prepared by Barclays Bank PLC for discussion with the special committee dated November 2, 2012.

(d)-(1) Amended and Restated Agreement and Plan of Merger, dated as of February 8, 2013, among the Company, Parent, Merger Sub and Mr. Xianfu Zhu, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Contribution Agreement, dated as of November 26, 2012, by and among Holdco, Parent and the Rollover Investors, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on December 6, 2012.

(d)-(3) Voting Agreement, dated as of November 26, 2012, by and among the Rollover Investors and Parent, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on December 6, 2012.

(d)-(4) Limited Guaranty, dated as of November 26, 2012, by Mr. Xianfu Zhu in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on December 6, 2012.

(d)-(5) Limited Guaranty, dated as of November 26, 2012, by China Wealth Growth Fund I L.P. in favor of the Company, incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed with the SEC on December 6, 2012.

(f)-(1) Delaware General Corporation Law Section 262, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

* Previously filed on April 19, 2013

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2013

Zhongpin Inc.

By:	/s/ Feng Wang
Feng Wang Chief Financial Officer

Jinqiao Investments Limited

By:	/s/ Xianfu Zhu
Xianfu Zhu Director

Golden Bridge Holdings Limited

By:	/s/ Xianfu Zhu
Xianfu Zhu Director

Golden Bridge Merger Sub

By:	/s/ Xianfu Zhu
Xianfu Zhu Director

Xianfu Zhu

By:	/s/ Xianfu Zhu

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China Wealth Growth Fund I L.P.

By:	ZT China Wealth
Mangement Limited, as
general partner

By:	/s/ Dongfang Wang
Name: Dongfang Wang Title: Director

Baoke Ben

By:	/s/ Baoke Ben

Chaoyang Liu

By:	/s/ Chaoyang Liu

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Exhibit Index

(a)-(1) Proxy Statement of the Company dated May 28, 2013, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 28, 2013 (the “Proxy Statement”).

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated March 27, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on March 27, 2012.

(a)-(5) Press Release issued by the Company, dated April 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on April 13, 2012.

(a)-(6) Press Release issued by the Company, dated May 10, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on May 10, 2012.

(a)-(7) Press Release issued by the Company, dated November 26, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on November 26, 2012.

(a)-(8) Press Release issued by the Company, dated January 14, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on January 14, 2013.

(a)-(9) Press Release issued by the Company, dated February 8, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on February 8, 2013.

(a)-(10) Press Release issued by the Company, dated June 27, 2013, incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K furnished by the Company to the SEC on June 28, 2013.

(a)-(11) Press Release issued by the Company, dated June 27, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on June 28, 2013.

(b)-(1) Facility agreement, dated as of November 26, 2012, by and among Parent and China Development Bank Corporation Hong Kong Branch, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on December 6, 2012.

(b)-(2) Commitment Letter, dated November 26, 2012, by China Wealth Growth Fund I L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC on December 6, 2012.

(c)-(1) Opinion of Cowen and Company (Asia) Limited, dated February 8, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)* Discussion Materials prepared by Cowen and Company (Asia) Limited for discussion with the special committee, dated February 8, 2013.

(c)-(3) Opinion of Duff & Phelps, LLC, dated February 8, 2013, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(4)* Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee, dated February 8, 2013.

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(c)-(5)* Preliminary valuation analysis prepared by Barclays Bank PLC for discussion with the special committee dated November 2, 2012.

(d)-(1) Amended and Restated Agreement and Plan of Merger, dated as of February 8, 2013, among the Company, Parent, Merger Sub and Mr. Xianfu Zhu, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Contribution Agreement, dated as of November 26, 2012, by and among Holdco, Parent and the Rollover Investors, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on December 6, 2012.

(d)-(3) Voting Agreement, dated as of November 26, 2012, by and among the Rollover Investors and Parent, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on December 6, 2012.

(d)-(4) Limited Guaranty, dated as of November 26, 2012, by Mr. Xianfu Zhu in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on December 6, 2012.

(d)-(5) Limited Guaranty, dated as of November 26, 2012, by China Wealth Growth Fund I L.P. in favor of the Company, incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed with the SEC on December 6, 2012.

(f)-(1) Delaware General Corporation Law Section 262, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

* Previously filed on April 19, 2013

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